UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the month of April, 2008

             Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

The Company is filing the attached Statement of Cash Flows to supplement its form 6-K report filed on February 20, 2008. This information was not included in the form 6-K filed on February 20th, because it was not available at that time. The Company cautions that the Statement of Cash Flows is both unaudited and subject to further review and possible change. Additionally, this Statement of Cash Flows does not provide complete financial information and is subject to audit by the Company's outside auditors. This Statement of Cash Flows has not been and will not be subject to quarterly review procedures.


                      - Statement of Cash Flows to follow -

                       TARO PHARMACEUTICAL INDUSTRIES LTD.

                   SUMMARY CONSOLIDATED STATEMENT OF CASHFLOWS
                            (US dollars in thousands)

                                                                                                      Unaudited
                                                                                                         and
                                                                                                      Unreviewed

                                                                                                      Year Ended
                                                                                                     December 31,
                                                                                                         2007
                                                                                                ---------------------
      Operating Activities:
      Net income                                                                                             $21,139

      Adjustments required to reconcile net income to net cash
       provided by operating activities:
           Depreciation  and amortization                                                                     26,094
           Stock based compensation                                                                              357
           Gain on sales of property, plant and equipment                                                     (3,844)
           Increase in fair value of derivative instruments                                                   (6,776)
           Increase in long-term debt due to currency fluctuations                                             7,714
           Amortization of deferred revenue                                                                   (5,894)
           Increase in trade receivables                                                                     (26,775)
           Increase in other receivables and prepaid tax                                                        (305)
           Increase in inventories                                                                            (3,175)
           Foreign exchange effect on intercompany balances                                                    6,959
           Decrease in trade and other payables and accruals                                                 (10,798)
                                                                                                ---------------------
      Net cash provided by operating activities                                                                4,696

      Investing  Activities:
           Purchase of property plant & equipment, net of related grants
                                                                                                              (4,453)
           Investment in other intangible assets

                                                                                                                (271)
           Proceeds from sale of marketable securities

                                                                                                                 114
           Proceeds from sales of property, plant and equipment

                                                                                                              10,321
                                                                                                ---------------------
      Net cash provided by investing activities

                                                                                                               5,711

      Financing Activities:
           Proceeds from issuance of shares, net
                                                                                                              56,417
           Repayments of long term debt
                                                                                                             (31,965)
           Repayments of short-term bank debt, net
                                                                                                              (6,754)
                                                                                                ---------------------
      Net cash provided by financing activities
                                                                                                              17,698

      Effect of exchange rate changes

                                                                                                                 162

                                                                                                ---------------------
      Net increase in cash
                                                                                                              28,267
      Cash at beginning of period

                                                                                                              16,911
                                                                                                ---------------------
      Cash at end of period                                                                                  $45,178
                                                                                                =====================


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 10, 2008

                                           TARO PHARMACEUTICAL INDUSTRIES LTD.

                                           By:  /s/ Tal Levitt
                                                --------------
                                                Name: Tal Levitt
                                                Title: Director and Secretary